FOR IMMEDIATE RELEASE
FOR MORE INFORMATION, CONTACT:

         KEN ROSS                                  DOLORES CHENOWETH
         CHIEF FINANCIAL OFFICER                   INVESTOR RELATIONS
         503-672-3300                              503-291-1924

            COFFEE PEOPLE'S FIRST QUARTER RESULTS REFLECT EXPANSION;
              COMPANY ANNOUNCES ACQUISITION OF 15 STORES IN ARIZONA

PORTLAND, OREGON...April 22, 1997 -- Coffee People, Inc. (NASDAQ: MOKA), a specialty coffee retailer and operator of coffee houses, today reported a loss of $.06 per share for the quarter ended March 31, 1997 on higher revenue of $3.2 million. The company also announced that it has a definitive agreement to acquire 15 Coffee Plantation stores in Arizona. The stores to be acquired had annual sales of $8.2 million in the most recent fiscal year.

         Coffee People's revenue for the quarter was up 12.2 percent from the comparable 1996 quarter. Higher costs and expenses related to adding new stores resulted in a net loss of $190,000, or $.06 per share, compared to net income of $66,000, or $.03 per share, in the same year ago quarter.

         "Our quarterly results characterize the dynamic of growth in our business -- incurring expenses to open and operate new stores, while having to wait for sales at these new locations to ramp up," said Jim Roberts, chief executive officer. The company has opened 11 stores in the last seven months, including one store opened in the Los Angeles area this week. Two additional stores are due to open in Chicago during the second quarter.

         "The majority of the increased revenue was contributed by the three new stores added in the fourth quarter of 1996," said Roberts. "The average length of operation for the seven new stores opened during the first quarter of 1997 was slightly more than three weeks so we did not benefit from the full effect of this expansion during the quarter."

         "Five of our new stores are located in first-time markets for Coffee People -- Colorado and southern California," Roberts explained. "And it takes time to increase awareness, establish a customer base and realize full revenue potential of stores in new markets."


                                     -more-

          Comparable store sales for the 19 stores open in both the 1997 and 1996 first quarters rose 3.5 percent, due primarily to a price increase in September 1996 on coffee beverages. Average store sales for the 15 neighborhood and drive-through stores open for the full 1997 quarter were $151,000 with an average contribution margin of 14.3 percent.

          "We have been executing on our plan to add approximately 30 new stores in selected markets by the end of 1997," said Roberts. "When combined with the 13 new stores opened or announced since our initial public offering in September 1996, the pending acquisition of the 15 Coffee Plantation stores brings us virtually to that goal."

          The company will acquire 13 Coffee Plantation stores in Phoenix and two in Tucson. "Coffee Plantation is a leader in the Arizona specialty coffee marketplace and its stores are predominately in high-profile and high-traffic locations," said Roberts. "The store base is a mix of large coffee houses, neighborhood units and kiosk stores."

          Roberts said that Arizona ranked high on Coffee People's list of markets to enter as part of its expansion program. "Acquiring these operating, profitable stores allows us to grow rapidly without having to invest in new stores and wait for sales to build."

          Coffee Plantation, in operation since 1989, offers a similar menu to Coffee People stores but also provides a limited lunch and light snack menu of soups, salads, sandwiches and other items at some larger locations.

          The proposed cash acquisition, the price of which was not disclosed, is anticipated to close in May 1997. It would bring to 47 the total number of Coffee People locations as compared to the 19 stores in operation at the time the company completed its initial public offering.

          "Our major focus for the remainder of 1997 will be on assimilating this pending acquisition and on improving sales at our newest stores," Roberts said. "We also expect to continue looking for opportunities to develop additional stores."

          In business since 1983, Coffee People currently has 30 outlets open and two under construction in Oregon; southern California; Denver, Colorado, and Chicago, Illinois including coffee houses, drive-through Motor Mokas(R) and Aero Moka(R) kiosks at the Portland International Airport. The company's stores feature a menu of more than 200 coffee drinks, shakes, pastries and other coffee-related products.

          This news release contains forward-looking statements that involve a number of risks and uncertainties. Actual results may differ materially from projected results. For a complete discussion of the risks associated with forward-looking information, refer to the Risk Factors contained in the company's 10-K-SB for 1996 and the Registration Statement on Form SB-2 as filed with the Securities and Exchange Commission effective September 25, 1996.